DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

April 15, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Thomas Jones and Sergio Chinos

Re: GigInternational1, Inc.

Draft Registration Statement on Form S-1

Submitted March 12, 2021

CIK No. 0001848795

Dear Messrs. Jones and Chinos:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, GigInternational1, Inc. (“GigInternational1” or the “Company”), by your letter dated April 8, 2021 (the “Comment Letter”), regarding the above-referenced filing (the “Draft Registration Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigInternational1 will file a Registration Statement on Form S-1 (the “Registration Statement”) reflecting the Commission’s requested disclosure edits.

Comment 1. If your form of warrant agreement will include an exclusive forum provision, please disclose such provision in your registration statement. Your disclosure should state whether the provision will apply to actions arising under the Securities Act or Exchange Act and should include related risk factor disclosure. If the provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see pages 63-64 and 137 of the Registration Statement.

Comment 2: Please provide the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see the back cover page of the Registration Statement.

Comment 3: Please revise the notes to your financial statements to provide the subsequent event disclosures required by ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see page F-14 of the Registration Statement.

Comment 4: Below the second paragraph of text on the Signatures page, please have your principal financial officer, principal accounting officer or controller sign the registration statement in their individual capacities.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see page II-10 of the Registration Statement.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey Selman

cc: Dr. Avi S. Katz

Enclosures